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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of March 2004

                         Commission File Number 0-29452


                         ALADDIN KNOWLEDGE SYSTEMS LTD.
                 (Translation of registrant's name into English)

                    15 Beit Oved Street Tel Aviv 61110 Israel
                    (Address of principal executive offices)
                    ----------------------------------------


            Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                          FORM 20-F X     FORM 40-F
                                   ---

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........N/A

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............N/A

            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                YES       NO X
                                   ---      ---

            If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____


                                    CONTENTS

This report on Form 6-K of Aladdin Knowledge Systems Ltd. consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: ALADDIN KNOWLEDGE SYSTEMS LTD. ANNOUNCES PRICING OF OFFERING OF 2,000,000 ORDINARY SHARES, dated March 24, 2005.

                                   SIGNATURES

            In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ALADDIN KNOWLEDGE SYSTEMS LTD.



Dated:  March 25, 2005
                                   By: /s/ Erez Rosen
                                      --------------------------------
                                      Name:  Erez Rosen
                                      Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit       Item
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99.1          Press Release: ALADDIN KNOWLEDGE SYSTEMS LTD. ANNOUNCES PRICING OF
              OFFERING OF 2,000,000 ORDINARY SHARES, dated March 24, 2005.